SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 5)

                               FLIR Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   302445 10 1
                        -------------------------------
                                 (CUSIP Number)


                             Seth H. Hoogasian, Esq.
                                 General Counsel
                                 (781) 622-1000
                           Thermo Electron Corporation
                                 81 Wyman Street
                             Waltham, MA 02454-9046
                        -------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                               September 23, 2002
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
-------------------------------------------------------------------------------

-------- ----------------------------------------------------------------------
         NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
  1.     Thermo Electron Corporation
         IRS No. 04-2209186
-------- ----------------------------------------------------------------------
  2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GOUP*
                                                                         (a)[ ]
                                                                         (b)[ ]
 -------- ---------------------------------------------------------------------
  3.     SEC USE ONLY
-------- ----------------------------------------------------------------------
  4.     SOURCE OF FUNDS*

         OO

-------- ----------------------------------------------------------------------
  5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                             [ ]

-------- ----------------------------------------------------------------------
  6.     CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware
-------- ----------------------------------------------------------------------
     NUMBER OF SHARES         7.    SOLE VOTING POWER
     BENEFICIALLY
       OWNED BY                      702,875
    EACH REPORTING
      PERSON WITH

--------------------------- ------- -------------------------------------------
                              8.    SHARED VOTING POWER

                                    0
--------------------------- ------- -------------------------------------------
                                    SOLE DISPOSITIVE POWER

                              9.    702,875
--------------------------- ------- -------------------------------------------
                             10.    SHARED DISPOSITIVE POWER

                                    0
 -------- ---------------------------------------------------------------------
  11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         702,875
-------- ----------------------------------------------------------------------
  12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        [ ]
-------- ----------------------------------------------------------------------
  13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.2%
-------- ----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON *

         CO
-------- -----------------------------------------------------------------------
         *SEE INSTRUCTIONS BEFORE FILLING OUT!

     Thermo Electron Corporation hereby amends its statement on Schedule 13D relating to the shares (the "Shares") of common stock, par value $0.01 per share, of FLIR Systems, Inc. (the "Issuer"), as set forth below.

Item 2. Identity and Background

     Item 2 is hereby amended and restated in its entirety as follows:

     This  Amendment  is  being  filed  by  Thermo  Electron   Corporation  (the
"Reporting Person"), pursuant to Rule 13d-2, to reflect changes in the information previously reported under Items 4 and 5 of this Schedule 13D.

     The Reporting Person develops, manufactures and markets technology-based instruments, components and systems serving multiple markets, including, without limitation, life sciences, telecommunications and food, drug and beverage production. The Reporting Person also develops, manufactures and markets diagnostic and monitoring products serving the healthcare industry.

     The  principal  business  address  and  principal  office  address  of  the
Reporting  Person,  a  Delaware  corporation,   is  81  Wyman  Street,  Waltham,
Massachusetts 02454-9046.

     Appendix A attached to this Schedule 13D sets forth with respect to each executive officer and director of the Reporting Person his or her (a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship. To the knowledge of the Reporting Person, there is no person who may be deemed to be a controlling person of the Reporting Person.

     During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgement, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

Item 4. Purpose of Transaction

     The last two paragraphs of Item 4 are hereby amended and restated in their entirety as follows:

     Since July 2001, the Reporting Person has from time to time sold Shares in the open market as part of its overall corporate reorganization announced in January 2000, whereby the Reporting Person has divested of noncore businesses and assets. The Reporting Person expects to continue selling Shares in such manner and in such amounts as it determines to be appropriate. In determining whether to do so, the Reporting Person will consider various relevant factors, including its evaluation of the Issuer's business, prospects and financial condition, the market price and trading volume of the Shares, the Reporting Person's cash requirements, tax and accounting considerations, other opportunities available to the Reporting Person and general market and economic conditions.

     Except as set forth in this Item 4, neither the Reporting Person nor, to the Reporting Person's knowledge, any of the executive officers or directors of the Reporting Person has any current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of
Schedule 13D, although the Reporting Person and such other persons do not rule out the possibility of effecting or seeking to effect any such actions in the future.

Item 5. Interest in Securities of the Issuer.

     Item 5 is hereby amended and restated in its entirety as follows:

     (a) The Shares beneficially owned by the Reporting Person consist of 702,875 Shares, or approximately 4.2% of the outstanding Shares. To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person beneficially own no Shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

     (b) The Reporting Person has the sole power to vote and dispose of the Shares beneficially owned by it.

     (c) Except as described below in this Item 5 and in Item 6 of this Schedule 13D, neither the Reporting Person nor, to the knowledge of the Reporting Person, any person named in Appendix A beneficially has effected any transactions in Common Stock during the past 60 days.

     The Reporting Person has effected the following open market sales with respect to the Shares in the past 60 days:

-------    --------------- -----------------------
Date            Amount       Price per Share
-------    --------------- -----------------------
07/25/02        13,000          $42.88
-------    --------------- -----------------------
07/26/02        37,000          $42.77
-------    --------------- -----------------------
07/29/02         5,000          $42.75
-------    --------------- -----------------------
07/30/02        12,500          $42.75
-------    --------------- -----------------------
08/27/02         9,000          $41.53
-------    --------------- -----------------------
09/17/02        26,000          $39.00
-------    --------------- -----------------------
09/23/02        41,800          $38.08
-------    --------------- -----------------------
09/25/02       100,000          $39.88
-------    --------------- -----------------------
09/26/02         1,000          $40.58
-------    --------------- -----------------------

     In addition to the foregoing, on August 15, 2002, the Reporting Person made a charitable contribution of 8,125 shares of Common Stock.

     (d) None.

     (e) Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.



Date:    October 16, 2002               THERMO ELECTRON CORPORATION



                                        By:     /s/ Theo Melas-Kyriazi
                                                -----------------------------
                                        Name:    Theo Melas-Kyriazi
                                        Title:   Vice President and
                                                Chief Financial Officer

      Appendix A is hereby amended and restated in its entirety as follows:


                                   APPENDIX A

     The following individuals are executive officers or directors of Thermo Electron Corporation ("Thermo Electron"). Unless otherwise noted, all such individuals are citizens of the United States. Unless otherwise noted, the business address of each executive officer and director of Thermo Electron is 81 Wyman Street, Waltham, Massachusetts 02454-9046.

Peter O. Crisp:                             Director, Thermo Electron

     Mr. Crisp is the Vice Chairman of Rockefeller Financial Services, Inc.

John L. LaMattina                           Director, Thermo Electron

     Dr. LaMattina is the Executive Vice President of Pfizer Global Research and Development. His business address is Pfizer, Inc. 50 Pequot Avenue, New London, Connecticut 06230

Jim P. Manzi:                               Director, Thermo Electron

     Mr. Manzi is Chairman of Stonegate Capital, a firm involved in personal investments.

Robert A. McCabe:                           Director, Thermo Electron

     Mr. McCabe is the Chairman of Pilot Capital Corporation, a firm specializing in private investment and acquisition services. His business address is Pilot Capital Corporation, 444 Madison Avenue, Suite 2103, New York, New York 10022.

Robert W. O'Leary:                          Director, Thermo Electron

     Mr. O'Leary is the Chairman and Chief Executive Officer of The Sagamore Group, a firm specializing in change management situations with a focus on the service sector.

Michael E. Porter:                          Director, Thermo Electron

     Dr. Porter is the Bishop William Lawrence University Professor at the Harvard Business School, and a leading authority on competitive strategy and international competitiveness. His business address is Harvard Business School, Soldiers Field Road, Boston, Massachusetts 02163.

Elaine S. Ullian:                           Director, Thermo Electron

     Ms. Ullian is President and Chief Executive Officer of Boston Medical Center, a 550-bed academic medical center affiliated with Boston University. Her business address is Boston Medical Center, Talbot 1, One Boston Medical Center Place, Boston, Massachusetts 02118.

Richard F. Syron:  Director,  Chairman of the Board and Chief Executive Officer,
                   Thermo Electron

Marijn E. Dekkers: Director,  President  and Chief  Operating  Officer,  Thermo
                   Electron

     Mr. Dekkers is a citizen of The Netherlands.

Guy  Broadbent:    Vice President, Thermo Electron; President, Optical
                   Technologies

     Mr. Broadbent is a citizen of the United Kingdom.

Barry S. Howe:     Vice President, Thermo Electron; President, Measurement and
                   Control

Marc N. Casper:    Vice President, Thermo Electron; President, Life and
                   Laboratory Sciences

Seth H. Hoogasian: Vice President and General Counsel, Thermo Electron

Theo Melas-Kyriazi: Vice President and Chief Financial Officer, Thermo Electron

     Mr. Melas-Kyriazi is a citizen of Greece.

Peter E. Hornstra:  Corporate Controller and Chief Accounting Officer,
                    Thermo Electron